UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 13 November 2026, London UK

Bexsero (4CMenB) receives positive CHMP opinion for one-dose Meningitis B booster for 10+ year olds

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Recommendation based on data showing immune memory established following vaccination in infancy can be boosted up to 19 years later1
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Once approved, the single-dose booster could help vaccination programmes maintain protection into adolescence, when disease incidence reaches a second peak2

GSK plc (LSE/NYSE: GSK) today announced the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended updating the Bexsero label to include a single booster dose for individuals aged 10 years and older who were previously vaccinated at least two years earlier with Bexsero. The recommendation is supported by data showing that immune memory established following primary vaccination in infancy can be boosted with a single dose up to 19 years later1.

Sanjay Gurunathan, Senior Vice President, R&D Vaccines & Infectious Diseases, GSK, said: “As the first generation of children vaccinated against MenB in infancy reaches adolescence, today’s positive CHMP opinion supports maintaining protection with a single booster dose during a second period in life of increased disease risk. If adopted, adolescent boosters could help reduce the overall burden of Invasive Meningococcal Disease (IMD) in countries with established infant MenB programmes”.

While Invasive Meningococcal Disease (IMD) is uncommon, it can progress rapidly and become life-threatening3. Disease incidence is highest in infants and young children, with a second peak in adolescents and young adults2. Adolescents are more likely to catch or pass on these bacteria because they often spend more time socialising, live closely with others, and may share personal items4. In Europe, serogroup B is the leading cause of invasive meningococcal disease in all age groups under 65 years2.

The CHMP’s positive opinion is based on data from Men-B-096, a Phase IIIb open label, multi-centre study which assessed the immune response and safety of a single booster dose of Bexsero in healthy individuals aged 10-20 years who previously completed their primary vaccination series with Bexsero. The study met its primary endpoint. The safety and reactogenicity of a single booster dose is consistent with the known safety profile of Bexsero in this age group.

About Men-B-096
Men-B-096 is a Phase IIIb, open label, multi-centre study assessing the immune response and safety of a single dose of Bexsero in healthy children aged 10-20 years. The study enrolled 312 participants across Finland, Italy, Spain and the UK, including 234 who had received Bexsero during infancy and 78 who had not previously received a meningococcal B vaccine. The primary endpoint was to assess the superiority of the immune response to a single booster dose in previously vaccinated participants compared with a first dose in adolescents who hadn’t received a MenB vaccine in the past.

About invasive meningococcal disease (IMD)
IMD is an uncommon but serious infection caused by Neisseria meningitidis that can present as meningitis and/or septicaemia (blood poisoning). Although anyone can develop the disease, incidence is highest among infants and young children, with a second peak in adolescents and young adults2. IMD can progress rapidly and may result in death or long-term complications despite treatment.5,6

About Bexsero (4CMenB)
Bexsero is registered in 61 countries for the prevention of Invasive Meningococcal Disease (IMD) caused by Neisseria meningitidis serogroup B. In Europe, it is included in 15 national and/or regional immunisation programmes for infants, and 3 national immunisation programmes for adolescents, with additional infant vaccination programmes funded at a regional level in some countries7. Around 140 million doses of Bexsero have been distributed globally since 20158.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
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Investor Relations:	James Dodwell	+44 (0) 7881 269066	(London)
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	Sam Piper	+44 (0) 7824 525779	(London)
	Dan Smith	+44 (0) 7823 523885	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the “Risk Factors” section in GSK’s Annual Report on Form 20-F for 2025, and GSK’s Q3 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
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References
1.
Icardi G, Martinón-Torres F, Salamanca de la Cueva I, et al. A single adolescent dose of 4CMenB effectively boosts immune responses up to 19 years after priming in infancy: Results from a phase 3b, open-label, multicenter study. Presented at the International Pathogenic Neisseria Conference (IPNC), Busselton, Western Australia, Australia, 13-17 September 2026. Abstract 141317.
2.
European Centre for Disease Prevention and Control. Invasive meningococcal disease - Annual Epidemiological Report for 2024. Stockholm: ECDC; 2026. Accessed November 2026. https://www.ecdc.europa.eu/en/publications-data/invasive-meningococcal-disease-annual-epidemiological-report-2024
3.
European Centre for Disease Control and Prevention. Disease information about meningococcal disease, 28 November 2023. Available at: https://www.ecdc.europa.eu/en/meningococcal-disease/factsheet. Accessed November 2026.
4.
Centers for Disease Control and Prevention. Risk Factors for Meningococcal Disease. Available at: https://www.cdc.gov/meningococcal/risk-factors/index.html.  Accessed November 2026
5.
Thompson MJ, et al. Clinical recognition of meningococcal disease in children and adolescents. Lancet. 2006;367(9508):397-403.
6.
McMillan M, McDonough J, Angliss M, Buttery J, Saunders L, Mathew SM, Shaw D, Gordon D, Warner MS, Nelson R, Hannah R, Marshall HS. Exploring the Health-Related Quality of Life and the Lived Experience of Adolescents Following Invasive Meningococcal Disease. Healthcare (Basel). 2024 May 24;12(11):1075. doi: 10.3390/healthcare12111075. PMID: 38891151; PMCID: PMC11172222.
7.
GSK Data on file, REF-343997. Bexsero is included in 15 national immunisation programmes for infants, and 3 national immunisation programmes for adolescents
8.
GSK Data on file, REF-310855. 140 million doses shipped from 2015 to October 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: November 13, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc
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